UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number: 0-18859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp.

300 Johnny Bench Drive

Oklahoma City, Oklahoma 73104

Sonic Corp. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008, and for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Sonic Corp. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Sonic Corp. Savings and Profit Sharing Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma

June 16, 2010

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Investments (at fair value)	$22,961,843	$18,415,175

Receivables:
Contributions:
Participants	57,064	70,487
Employer	35,752	65,530
Other	15,225	—

Total receivables	108,041	136,017

Total assets	23,069,884	18,551,192

Liabilities
Other	7,651	—

Net assets available for benefits, at fair value	23,062,233	18,551,192

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust	(5,540)	114,286

Net assets available for benefits	$23,056,693	$18,665,478

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions:
Investment income:
Net appreciation in fair value of investments	$3,116,986
Interest and dividends	338,572

Total net investment income	3,455,558

Contributions:
Participants	1,787,639
Employer	1,006,687
Rollover	2,214

Total contributions	2,796,540

Total additions	6,252,098

Deductions:
Benefit payments	1,762,902
Administrative expenses	97,981

Total deductions	1,860,883

Net increase in net assets available for benefits	4,391,215
Net assets available for benefits at beginning of year	18,665,478

Net assets available for benefits at end of year	$23,056,693

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

General

The Sonic Corp. Savings and Profit Sharing Plan (the Plan) is a defined contribution plan covering substantially all employees of Sonic Corp. (the Employer or the Company), who have completed three consecutive months of service as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Reference should be made to the Plan agreement for more complete information.

Contributions

Participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document. A salary deferral contribution will automatically be made for each newly eligible participant in the amount of 3% of the participant’s plan year compensation, unless the participant elects to defer an amount other than 3%. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan limits a participant’s contributions to the Sonic Stock investment fund to 25% of the participant’s total contributions. The Company voluntarily matches up to 4.5% (100% of the first 3%, plus 50% of the next 3%) of participants’ compensation. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. Contributions are subject to certain limitations. No such discretionary contribution was made for 2009.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings and charged with applicable administrative expenses. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts may be used to reduce Company contributions or pay plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeitures used to pay plan expenses for the year ended December 31, 2009 were $97,852. Included in the Plan assets at December 31, 2009 and 2008, were $62,725 and $132,727, respectively, of unallocated forfeited non-vested accounts.

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, with 20% vesting after two years of service, followed by additional 20% annual increments through the sixth year.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.

Administration

The Plan is administered by the Sonic Corp. Savings and Profit Sharing Plan Administrative Committee of the Company. Certain administrative expenses incurred by the Plan may be paid by the Company.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination of the Plan, the rights of participants under the Plan shall become 100% vested and non-forfeitable and the net assets of the Plan would be distributed by the Plan Administrator.

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Fair Value Measurement

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measurement of fair value in accordance with generally accepted accounting principles, and expands the disclosures surrounding fair value measures. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1—Quoted prices in active markets for identical securities.

Level 2—Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3—Significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Large Cap	$6,475,607	—	—	$6,475,607
Mid Cap	300,372	—	—	300,372
Small Cap	2,522,052	—	—	2,522,052
Balanced Fund	330,044	—	—	330,044
Bond Fund	3,674,098	—	—	3,674,098
International Fund	4,122,687	—	—	4,122,687
US Treasury	469,781	—	—	469,781
Employer Stock	1,558,622	—	—	1,558,622
Cash Reserve Account	81,726	—	—	81,726
Stable Value Fund	—	$2,775,780	—	2,775,780
Participant Loans	—	—	$651,074	651,074

	$19,534,989	$2,775,780	$651,074	$22,961,843

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Large Cap	$5,021,958	—	—	$5,021,958
Mid Cap	146,194	—	—	146,194
Small Cap	2,033,645	—	—	2,033,645
Balanced Fund	81,777	—	—	81,777
Bond Fund	3,098,422	—	—	3,098,422
International Fund	2,899,517	—	—	2,899,517
US Treasury	163,768	—	—	163,768
Employer Stock	2,115,309	—	—	2,115,309
Cash Reserve Account	152,453	—	—	152,453
Stable Value Fund	—	$2,042,047	—	2,042,047
Participant Loans	—	—	$660,085	660,085

	$15,713,043	$2,042,047	$660,085	$18,415,175

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended:

Level 3 Assets Participant Loans December 31, 2009

Balance, beginning of year	$660,085
Purchases, sales, issuances and settlements (net)	(9,011)

Balance, end of year	$651,074

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at published market prices, which represent the net asset value (NAV) of shares held by the Plan at year end.

The Sonic common stock is held by the Plan in a unitized fund, which means participants do not actually own shares of Sonic common stock but rather own an interest in the unitized fund. The fund consists of common stock and cash sufficient to meet the fund’s daily cash needs. Unitizing the fund allows for daily trades. The value of a unit reflects the combined value of the Sonic common stock and cash held by the fund. The fund is valued on a per unit basis rather than a per share basis therefore the balance is converted to units upon the transfer date by dividing the balance at year end by the predetermined unit price of $10 per unit.

Participant loans are valued at their outstanding balances which approximates fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective trust fund, the Diversified Stable Pooled Fund, which is solely invested in the Wells Fargo Stable Return Fund G (DIA Fund).

The statements of net assets available for benefits present the fair value of the DIA Fund and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the DIA Fund is determined by the issuer of the common/collective trust fund at year-end based on the fair value of its underlying investments. The contract value of the DIA Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The DIA Fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This DIA Fund is primarily invested in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. Participant-directed redemptions have no restrictions, and there are no unfunded commitments at December 31, 2009.

Withdrawals from the DIA Fund which are due to the Plan’s initiated events will be made within the twelve month period following Diversified Investment Advisor’s (Diversified or DIA) receipt of the Plan’s written withdrawal request. Initiated events means events within the control of the Plan which Diversified reasonably determines would have an adverse financial effect on the DIA Fund including, but not limited to, a merger, layoffs, bankruptcy, full or partial Plan termination and early retirement incentive programs. During the above referenced twelve-month period, benefit distributions and participant-directed transfers to non-competing funds will be permitted from the DIA Fund, subject to a 90-day equity wash provision.

In certain circumstances, the amount withdrawn from investment contracts would be payable at fair value rather than contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, or a decision by the administrators of the Plan to withdraw from an investment contract in order to switch to a different investment provider. However, the events described above are not probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Plan Administrator does not anticipate any of these events are probable of occurring.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In April 2009, FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly” provides additional guidance for estimating fair value when the volume and level of activity for the asset and liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. FAS No. 157-4 does not prescribe a methodology for making significant adjustments to transactions or quoted prices when estimating fair value in these situations but this guidance states that a change in valuation technique or the use of multiple valuation techniques may be appropriate. FAS No. 157-4 was subsequently incorporated into FASB ASC Topic 820.

In June 2009, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles” (“SFAS 168”). SFAS 168 is effective for financial statements issued after September 15, 2009. SFAS 168 requires that the FASB’s Accounting Standards Codification (ASC) become the sole source of authoritative U.S. generally accepted accounting principles recognized by the FASB for nongovernmental entities.

In September 2009, the Company adopted ASC Topic 855, “Subsequent Events.” Topic 855 establishes the accounting for, and disclosure of, material events that occur after the balance sheet but before the financial statements are issued. In general, these events will be recognized if the condition existed at the date of the balance sheet, but will not be recognized if the condition did not exist at the balance sheet date. Disclosure is required for nonrecognized events if required to keep the financial statements from being misleading. This guidance is very similar to previous guidance provided in auditing literature and, therefore, should not result in significant changes in practice.

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” ASU 2009-12 provides amendments to Subtopic 820-10, “Fair Value Measurements and Disclosures – Overall,” for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). The adoption of this new guidance did not have an impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosure about Fair Value Measurements.” ASU 2010-06 requires additional disclosures regarding fair value measurements, amends disclosures about post-retirement benefit plan assets and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. The Plan is currently evaluating the impact of the adoption of ASU 2010-06.

3. Investments

The Plan’s investments are held by an appointed trust company. The Plan’s record keeper is DIA and the trustee for the Plan is Investors Bank and Trust Company. The following represents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2009		2008

American Funds EuroPacific Growth Fund/ A	$3,907,504		$2,783,828
American Funds Growth Fund of America/ A	2,994,046		2,182,182
Diversified Stable Pooled Fund	2,775,780	**	2,042,047	**
Dreyfus Intermediate Term Income Fund	3,347,181		2,928,225
Morgan Stanley Small Cap Value Fund	1,457,222		1,231,041
Van Kampen Growth and Income A	3,481,561		2,839,776
Sonic Corp. common stock	1,558,622		2,115,309

*	Amount did not represent 5% or more of the Plan’s net assets as of the period indicated.
**	Contract Value as of December 31, 2009 and 2008 was $2,770,240 and $2,156,333, respectively.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in fair value for the year ended as follows:

Year ended December 31, 2009

Mutual Funds	$3,422,039
Common Collective Trust Fund	79,822
Employer Stock Fund	(384,875)

Net appreciation in fair value of investments	$3,116,986

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

3. Investments (continued)

In certain circumstances, the amount withdrawn from investment contracts would be payable at fair value rather than contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, or a decision by the administrators of the Plan to withdraw from an investment contract in order to switch to a different investment provider. However, the events described above are not probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Plan Administrator does not anticipate any of these events are probable of occurring.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 15, 2007 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps to maintain the Plan’s qualified status.

5. Related-Party Transactions

The DIA Fund is managed by DIA. Because DIA is the Plan’s recordkeeper, transactions involving the DIA fund qualify as party-in-interest transactions. Additionally, portion of the Plan’s assets are invested in a unitized fund holding the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefit per the financial statements to the Form 5500:

	December 31,
	2009	2008

Net assets available for benefits per the financial statements	$23,056,693	$18,665,478
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common collective trust	5,540	(114,286)

Net assets available for benefits per the Form 5500	$23,062,233	$18,551,192

The following is a reconciliation of the net increase per the financial statements to the net income per the Form 5500:

Year Ended December 31, 2009

Net increase per the financial statements	$4,391,215
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common collective trust at December 31, 2009	5,540
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust at December 31, 2008	114,286

Net income per the Form 5500	$4,511,041

Certain fully benefit-responsive contracts (common collective trusts that invest in insurance contracts, synthetic contracts and separate guaranteed contracts) are recorded on the financial statements at contract value versus fair value on the Form 5500.

Supplemental Schedule

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan Number 001

EIN: 73-1371046

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value

	State Street Bank and Trust Company’s Cash Reserve Account		$81,726
	AIM Small Cap Growth Fund	47,033 shares	1,064,830
	American Funds EuroPacific Growth Fund/ A	101,917 shares	3,907,504
	American Funds Growth Fund of America/ A	109,552 shares	2,994,046
	American Funds Income Fund	21,334 shares	330,044
	Columbia Mid Cap Value Fund	16,246 shares	180,002
*	Diversified Stable Pooled Fund – Wells Fargo Stable Return Fund G	180,382 shares	2,775,780
	Dreyfus Intermediate Term Income Fund	268,634 shares	3,347,181
	Federated Treasury	469,781 shares	469,781
	Lazard Emerging Markets Fund	11,772 shares	215,183
	Morgan Stanley Small Cap Value Fund	70,261 shares	1,457,222
	Oppenheimer International Bond Fund	51,241 shares	326,918
	Thornburg Core Growth Fund	8,228 shares	120,370
	Van Kampen Growth and Income A	201,479 shares	3,481,560
*	Sonic Corp. common stock	325,649 shares	1,558,622
*	Participant Loans	Interest rates from 4.25% to 9.53% with varying maturities	651,074

			$22,961,843

*	Indicates party-in-interest to the Plan.

Column (d) is not applicable as investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan

By:	/S/ CLAUDIA SAN PEDRO
Claudia San Pedro,
Chair of the Sonic Corp. Savings and Profit Sharing Plan Administrative Committee

Date: June 16, 2010

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm